UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-39109

Fangdd Network Group Ltd.

Room 1501, Shangmei Technology Building

15 Dachong Road

Nanshan District, Shenzhen, 518072

People’s Republic of China

Phone: +86 755 2699 8968

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – FangDD Received Nasdaq Notification Regarding Minimum Bid Price Requirement

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference in the registration statement of Fangdd Network Group Ltd. on Form F-3 (No. 333-289070) to the extent not superseded by documents or reports subsequently filed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: July 24, 2026

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